Exhibit 99.55

Acreage Holdings’ Affiliate, Greenleaf Gardens, Awarded Cultivation and Processing License in Ohio

New York City, NY - December 20, 2018 - Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U), the United States’ largest vertically integrated, multi-state cannabis operator, announced its Ohio partner, Greenleaf Gardens, LLC (“Greenleaf”), has been awarded a Level 1 provisional cultivation license by the Ohio Department of Commerce. Acreage maintains a Management Services Agreement with Greenleaf that delivers Acreage’s operational expertise, product development capabilities, and national The Botanist retail store brand. The new cultivation and processing facility will open in Middlefield, Ohio and deliver product to Greenleaf and other Ohio dispensaries during 2019 and beyond.

With the awarding of the new license, Greenleaf has the largest footprint of any cannabis operator in Ohio and is the only operator with the maximum allowable seven licenses. It will soon open five dispensaries, in Akron, Canton, Cleveland, Columbus, and Wickliffe in 2019, that will serve qualifying patients from Ohio’s nearly 12 million residents and an estimated total addressable cannabis market in 2022 of $290 million, according to Arcview Market Research.

Dave Neundorfer, Chief Executive Officer of Greenleaf, commented: “We are honored to have earned the trust of Ohio. Having fully integrated operations from seed to sale, with support by Acreage, the leading cannabis operator in the U.S., will translate to providing the citizens of Ohio with a great selection of safe, predictable and affordable cannabis products.”

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in U.S. states with respect to number of states with operating licenses. With operating licenses in 19 states, serving a population of more than 172 million Americans, and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, opening of new cannabis markets and the commencement of Oklahoma operations in 2019. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”,

“proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, such as Acreage’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date.

However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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INVESTOR CONTACT	MEDIA CONTACT

Steve West	Howard Schacter
Acreage Holdings	Acreage Holdings
investors@acreageholdings.com	h.schacter@acreageholdings.com

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